SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                           Computervision Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    20557T101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             William W. Chandler, Credit Suisse First Boston, Inc.,
                     11 Madison Avenue, New York, NY 10010
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 19, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /x/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20557T101.

-----------------------------------------------------

CUSIP No. 20557T101
-----------------------------------------------------


1 NAME OF REPORTING PERSON Credit Suisse First Boston Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-5659485

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) /_/ (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_ /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                      7       SOLE VOTING POWER
                              4,615,400
     NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                4,615,400
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,615,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%

14   TYPE OF REPORTING PERSON*
     BD

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     This Schedule 13D relates to shares of common stock, par value $.01 per share, (the "Common Stock"), of Computervision Corporation, a corporation formed under the laws of Delaware (the "Issuer"). The Issuer's principal executive office is located at 100 Crosby Drive, Bedford, Massachusetts 01730.

Item 2.  Identity and Background

     This Schedule 13D is being filed by Credit Suisse First Boston Corporation ("CSFBC" or the "Reporting Person"), a corporation formed under the laws of Massachusetts. The principal business of CSFBC is rendering broker dealer and investment bank services. CSFBC's principal business address and address of its principal office is 11 Madison Avenue, New York, NY 10010.

     The information required for Item 2 (a)-(c) and (f) for the executive officers and directors of CSFBC is provided below.

(a) Name and Title            (b) Business Address          (c) Present Principal         (f) Citizenship
                                                                Occupation
Allen D. Wheat President,     11 Madison Avenue, New        President & Chief Operating   USA
Chief Executive Officer &     York, NY  10010               Officer, Credit Suisse
Board Member                                                First Boston

Craig H. Foster Managing      11 Madison Avenue, New        Managing Director, Credit     USA
Director & Board Member       York, NY  10010               Suisse First Boston

Brady W. Dougan Managing      11 Madison Avenue, New        Managing Director, Credit     USA
Director & Board Member       York, NY  10010               Suisse First Boston

Carlos Onis        Chief      11 Madison Avenue, New        Controller, Credit Suisse     USA
Financial Officer & Board     York, NY  10010               First Boston
Member

Charles G. Ward, II           11 Madison Avenue, New        Managing Director, Credit     USA
Managing Director & Board     York, NY  10010               Suisse First Boston
Member

Richard C. Holbrooke Vice     11 Madison Avenue, New        Vice Chairman, Credit         USA
Chairman                      York, NY  10010               Suisse First Boston
                                                            Corporation

Ken Miller           Vice     11 Madison Avenue, New        Vice Chairman, Credit         USA
Chairman                      York, NY  10010               Suisse First Boston
                                                            Corporation

David C. Mulford Vice         11 Madison Avenue, New        Chairman, Credit Suisse       United Kingdom
Chairman                      York, NY  10010               First Boston Europe

Frank J. Decongelio           11 Madison Avenue, New        Managing Director, Credit     USA
Managing Director &           York, NY  10010               Suisse First Boston
Director of Operations

Lori M. Russo                 11 Madison Avenue, New        Vice President & Secretary,   USA
Vice President &              York, NY  10010               Credit Suisse First Boston
Secretary                                                   Corporation

Lewis H. Wirshba Managing     11 Madison Avenue, New        Treasurer, Credit Suisse      USA
Director & Treasurer          York, NY  10010               First Boston Corporation

Rochelle Pullman Director &   11 Madison Avenue, New        Controller, Credit Suisse     USA
Controller                    York, NY  10010               First Boston Corporation

     Credit Suisse First Boston, Inc. ("CSFBI"), a corporation formed under the laws of Delaware, owns 100% of the outstanding capital stock of CSFBC, and thus is the person controlling CSFBC. CSFBI's principal business is being a holding company. CSFBI's principal business address and the address of its principal office is 11 Madison Avenue, New York, NY 10010.

     Credit Suisse First Boston ("CSFB"), a corporation formed under the laws of Switzerland, owns 100% of the outstanding capital stock of CSFBI, and thus is the person controlling CSFBI. CSFB is a Swiss bank whose principal business is providing a wide range of financial services to corporate, institutional and public sector clients worldwide. CSFB's principal business address and the address of its principal office is Uetlibergstrasse 231, Uetlihof, CH-8070 Zurich, Switzerland.

     Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland, owns 100% of the outstanding capital stock of CSFB, and is the person ultimately in control of CSFBC. CSG's principal business is being a holding company. CSG's principal business address and the address of its principal office is Nuschelerstrasse 1, Postfach 1, 807 Zurich, Switzerland.

     The information required for Item 2 (a)-(c) and (f) for the executive officers and directors of CSG is provided below.

(a) Name                      (b) Business Address         (c) Present Principal         (f) Citizenship
                                                           Occupation
Board of Directors of
Credit Suisse Group:
Rainer E. Gut                 Credit Suisse Group, P.O.    Chairman of the Board,        Switzerland
                              Box 1                        Credit Suisse Group
                              Ch-8070 Zurich CH
                              Switzerland

Helmut O. Maucher             Nestle S.A.                  Vice Chairman of the Board,   Germany
                              CH-1800 Vevey                Credit Suisse Group,
                              Switzerland                  Chairman of the Board and
                                                           CEO Nestle SA

Ulrich Albers                 Albers & Co.                 Partner, Albers & Co.         Switzerland
                              P.O. Box 4276
                              CH-8022 Zurich
                              CH-8044 Zurich
                              Switzerland

Thomas W. Bechler             P.O. Box Ch-8700 Kusnacht    Chairman of the Board,        Switzerland
                              Switzerland                  Zellweger Luna AG

Ulrich Bremi                  Swiss Re                     Chairman of the Board Swiss   Switzerland
                              P.O. Box                     RE
                              CH-8022
                              Zurich, Switzerland

Jean-Daniel Cornaz            Vetropack Holding Ltd.       Vice Chairman and CEO         Switzerland
                              P.O. Box                     Vetropack Holding Ltd.
                              Ch-8180
                              Bulach
                              Switzerland

Gianfranco Cotti              Studio Legale-Notarile       Lawyer                        Switzerland
                              Cotti Spiess Brunoni
                              Pedrazzini
                              Largo Zorzi 12
                              CH-6600 Locano
                              Switzerland

Arthur Dunkel                 Boulevard du Theatre 6-4     Former General Manager of     Switzerland
                              CH-1204 Geneva               GATT
                              Switzerland

Robert L. Geraillard          1, quai du Mont Blanc        Vice Chairman of the          Switzerland
                              P.O. Box 1304                Supervisory Board TBG
                              CH-1211 Geneva 1             Holdings, n.v.
                              Switzerland

Adolf Gugler                  Electrowatt Ltd.             Chairman of the Board         Switzerland
                              P.O. Box                     Electrowatt Ltd.
                              CH-8022 Zurich
                              Switzerland

Heini Lippuner                Novartis Inc.                Member of the Board           Switzerland
                              CH-4002 Basle                Novartis International Inc.
                              Switzerland
Otto Loepfe                   Im oberen Tollacher 5        Former President and CEO      Switzerland
                              CH-8162 Steinmaur            Swissair Group, now Member
                              Switzerland                  of the Board of Directors
                                                           Sair Group

Erich Muller                  Sulzer Ltd.                  Executive Vice-President      Switzerland
                              P.O. Box 414                 Sulzer Ltd.
                              CH-8401 Winterthur

Thomas Schmidheiny            Zurcherstrasse 156           Chairman of the Board of      Switzerland
                              CH-8845 Jona                 Directors and of the
                              Switzerland                  Executive Committee
                                                           "Holderbank" Financiere
                                                           Glaris Ltd.

Ernst Schneider               Credit Suisse                Former Chairman of the        Switzerland
                              P.O. Box 10                  Board of Directors of Bank
                              CH-8070 Zurich               Leu
                              Switzerland
Verena Spoerry                Claridenstrasse 3            Member of the Council of      Switzerland
                              CH-8810 Horgen               States
                              Switzerland
Theodor M. Tschopp            Alusuisse Lonza Holding      Chairman of the Board         Switzerland
                              Ltd.                         Alusuisse-Lonza Holding Ltd.
                              Feldeggstrasse 4
                              CH-8034 Zurich
                              Switzerland

Executive Officers of
Credit Suisse Group:

Lukas Muhlemann               Credit Suisse Group          Chief Executive Officer       Switzerland
                              P.O. Box 1                   Credit Suisse Group
                              CH-8070 Zurich
                              Switzerland

Philip M. Colebatch           Credit Suisse Asset          Executive Board Member        Australian
                              Management                   Credit Suisse Group
                              Beaufort House
                              15 St. Botolph Street
                              London, EC3A 7JJ

Klaus Jenny                   Credit Suisse Private        Credit Suisse Private         Switzerland
                              Banking                      Banking
                              P.O. Box 500
                              CH-8070 Zurich
                              Switzerland

Paul Meier                    Credit Suisse                Executive Board Member        Switzerland
                              P.O. Box 100                 Credit Suisse Group
                              CH-8070 Zurich
                              Switzerland

Hans-Ulrich Doerig            Credit Suisse First Boston   Executive Board Member        Switzerland
                              P.O. Box 800                 Credit Suisse Group
                              CH-8070 Zurich
                              Switzerland

Allen D. Wheat                Credit Suisse First Boston   Executive Board Member        U.S.A.
                              11 Madison Avenue            Credit Suisse Group
                              New York, NY  10010-3629

Oswald J. Grubel              Credit Suisse First Boston   Executive Board Member        Germany
                              P.O. Box 800                 Credit Suisse Group
                              CH-8070 Zurich
                              Switzerland

Richard E. Thornburgh         Creidt Suisse Group          Chief Financial Officer       U.S.A.
                              P.O. Box 1
                              CH-8070 Zurich
                              Switzerland



     Neither CSFBC, CSFBI, nor CSFB, nor any of their executive officers or directors listed herein on Item 2 has (a) during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     With  regard  to the  information  required  for Item 2 (d) and (e) of this
Schedule 13D for CSG, the Reporting Person is not aware of any information required to be disclosed hereunder. However, the Reporting Person is still in the process of gathering information relating to non-U.S. resident directors and officers of CSG, and the Reporting Person will amend this Schedule 13D if necessary.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person used working capital to purchase all of the 4,615,400 shares of Common Stock reported on this Schedule 13D.

     In addition to purchases of Common Stock made by the Reporting Person during the past 60 days, as reported in Item 5(c) of this Schedule 13D, the Reporting Person made the following purchases and sales of Common Stock during 1997.

                                                                    Type of
Date of Transaction    Number of Shares   Price per Share ($)      Transaction
-------------------    ----------------   -------------------    ---------------

January 10, 1997       229,700            7.28                   Purchase

January 13, 1997       50,000             7.25                   Purchase

January 14, 1997       40,000             7.05                   Purchase

January 14, 1997       39,600             7.17                   Purchase

January 14, 1997       646,100            6.43                   Purchase

January 14, 1997       146,100            6.43                   Sale

March 14, 1997         15,000             5.75                   Purchase

March 14, 1997         35,000             5.75                   Purchase

March 17, 1997         25,000             5.75                   Purchase

March 17, 1997         14,800             5.55                   Purchase

Shares held in Program     12,400     Sold for various prices     Sale
trading accounts - Sold               between January 1, 1997
at various dates between              and May 16, 1997
January 1, 1997 and May 16,
1997

Item 4.  Purpose of Transaction

     At the time the Reporting Person purchased its shares of Common Stock and until recently, the Reporting Person did not have any plan, proposal, or intention which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

     On February 13, 1997, CSFBI filed Schedule 13G on behalf of CSFBC, discussing CSFBC's beneficial ownership of 3,513,200 shares of Common Stock as of December 31, 1996.

     Concerned about the performance and direction of the Issuer, the Reporting Person contacted an executive search firm in late March 1997 to explore potential candidates to the Board of Directors of the Issuer, particularly candidates with finance and computer software expertise. The Reporting Person's primary reason for initiating this search was to assess the caliber of candidates potentially interested in serving as a director of the Issuer.

     In early April, the Reporting Person contacted certain other major institutional investors to gauge their views of the Issuer. After discussing the performance and direction of the Issuer with certain major institutional investors, the Reporting Person initiated discussions with key members of management and the Board of Directors. After several conversations, management and the Board of Directors agreed with the Reporting Person to add two nominees with finance and computer software expertise to the Issuer's slate of directors for the 1997 annual meeting of stockholders to be held on June 10, 1997 (the "Annual Meeting").

     On May 19, 1997, CSFBC entered into an Irrevocable Proxy, attached hereto as Exhibit 99.1 (the "Irrevocable Proxy"). Pursuant to Section 1 of the Irrevocable Proxy, CSFBC appointed Russell E. Planitzer to act as its irrevocable proxy and attorney-in-fact (with the full power of substitution) to vote all of the shares of the Common Stock, owned of record or beneficially or acquired after May 19, 1997 by CSFBC at the Annual Meeting (including any postponement or adjournment thereof or any special meeting called in lieu of the Annual Meeting) in favor of all of the nominees for Class I and Class II Directors listed on Exhibit B of the Irrevocable Proxy.

     Pursuant to Section 3 of the Irrevocable Proxy, the Irrevocable Proxy shall terminate on the date which shall be the earlier of (a) the final adjournment of the Annual Meeting or (b) June 30, 1997. In addition, Section 3 of the Irrevocable Proxy provides that the Irrevocable Proxy also shall automatically terminate if (i) the Issuer's proxy statement is amended for any reason after filing with the Securities and Exchange Commission (the "SEC"); (ii) the Issues files a preliminary proxy statement with the SEC or (iii) CSFBC's nominees are not included for any reason in any proxy statement filed with the SEC by the Issuer.

Item 5.  Interest in Securities of the Issuer

     (a) According to the Form 10-Q of the Issuer filed for the period ending March 31, 1997, as of May 12, 1997, the Issuer has 63,575,158 shares issued and outstanding, of which 4,615,400 shares, or 7.3% of the outstanding shares of Common Stock, are beneficially owned by CSFBC.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the persons named in Item 2 above is the beneficial owner of any of the shares of Common Stock owned by any of the other persons named in Item 2 above for the purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b) CSFBC has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 4,615,400 shares of Common Stock owned by CSFBC.

     (c) During the past 60 days, the following purchases of the Common Stock were made by CSFBC on the open market:


  Date of Transaction       Number of Shares          Price per Share ($)
  -------------------       ----------------          -------------------

  March 25, 1997            25,000                    4.87

  March 26, 1997            5,000                     4.62

  March 26, 1997            25,000                    4.75

  March 27, 1997            16,800                    4.79

  March 27, 1997            25,000                    5.00

  March 27, 1997            53,700                    4.75

  April 2, 1997             10,000                    3.87

  April 2, 1997             5,000                     3.87

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None, other than disclosures made in Item 4 above.

Item 7.  Material to Be Filed as Exhibits

     Exhibit 99.1 - Irrevocable Proxy

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 1997               CREDIT SUISSE FIRST BOSTON CORPORATION




                                     /s/ Lori M. Russo
                                     -------------------
                                     Name:  Lori M. Russo
                                     Title: Vice President & Secretary